SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)1

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 5 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Peter M. Wege

(2)	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	8,146,896** shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	8,146,896** shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
27,647,219*** shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
45.2%***

(12)	Type of Reporting Person*
IN

**	This number includes 9,811 Class A shares that are subject to options that the reporting person may exercise within 60 days after December 31, 2002.

***

These numbers include: 130,000 Class A shares and 2,527,189 Class B shares held by the Peter Martin Wege Trust F/B/O Christopher Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Diana Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Johanna Osman; 73,000 Class A shares and 2,734,189 Class B shares held by the Peter Martin Wege Trust F/B/O Jonathan Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II; and 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Susan Carter. The reporting person disclaims beneficial ownership of these shares. Under these trusts, the reporting person has no ability to vote or direct the disposition of the shares; however, the reporting person can prevent any disposition of these shares by the independent trustees.

CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 901 44th Street Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing: Peter M. Wege

Item 2(b).	Address of Principal Business Office or, if None, Residence: P.O. Box 6388 Grand Rapids, Michigan 49516-6388

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		27,647,219* shares

	(b)	Percent of Class:		45.2%*

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	8,146,896 shares

		(ii)	Shared power to vote or to direct the vote	0 shares

		(iii)	Sole power to dispose or to direct the disposition of	8,146,896 shares

		(iv)	Shared power to dispose or to direct the disposition of	0 shares

*These numbers include: 130,000 Class A shares and 2,527,189 Class B shares held by the Peter Martin Wege Trust F/B/O Christopher Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Diana Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Johanna Osman; 73,000 Class A shares and 2,734,189 Class B shares held by the Peter Martin Wege Trust F/B/O Jonathan Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II; and 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Susan Carter. The reporting person disclaims beneficial ownership of these shares. Under these trusts, the reporting person has no ability to vote or direct the disposition of the shares; however, the reporting person can prevent any disposition of these shares by the independent trustees.

The number of shares reported above includes 20,797,323 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Wege may be deemed to beneficially own approximately 18.7% of the outstanding Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares reported in Item 4 above, 130,000 Class A shares and 2,527,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Christopher Wege; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Diana Wege; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Johanna Osman; 73,000 Class A shares and 2,734,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Jonathan Wege; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II; and 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Susan Carter. The named beneficiaries of these trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003	/s/ Peter M. Wege
Peter M. Wege (Signature)

/s/ Jeffrey A. Ott
Jeffrey A. Ott, Attorney-in-Fact

LIMITED POWER OF ATTORNEY

          The undersigned does hereby constitute and appoint JEFFREY A. OTT, W. MICHAEL VAN HAREN, and SUSAN G. MEYERS, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of Steelcase Inc. (the "Company") that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 13 or 16 of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Forms 3, 4 or 5, Schedules 13D or 13G, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

          This authorization shall be in addition to all prior authorizations to act for the undersigned with respect to securities of the Company in these matters and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect until revoked in writing by the undersigned.

Date: January 31, 2000	/s/ Peter M. Wege (Signature) Peter M. Wege (Print Name)